UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Miromatrix Medical Inc.

(Name of Subject Company)

Miromatrix Medical Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60471P108

(CUSIP Number of Class of Securities)

Jeff Ross
Chief Executive Officer
6455 Flying Cloud Drive, Suite 107
Eden Prairie, MN 55344

(952) 942-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven C. Kennedy

Michael A. Stanchfield

Brandon C. Mason

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Miromatrix Medical Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023, as amended by Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), filed with the SEC on November 15, 2023 (as amended or supplemented from time to time, the “Recommendation Statement”), relating to the tender offer by Morpheus Subsidiary Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of United Therapeutics Corporation (“Parent”), a Delaware public benefit corporation, to purchase all of the outstanding shares of common stock of the Company, par value $0.00001 per share (the “Shares”), for (a) $3.25 per Share in cash, plus (b) one contractual contingent value right per Share, representing the right to receive a contingent payment of $1.75 in cash upon the achievement of a specified milestone on or prior to December 31, 2025, upon the terms and subject to the conditions set forth in the offer to purchase, dated as of November 13, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

This Amendment is being filed in response to a comment letter dated November 22, 2023 received from the staff of the U.S. Securities and Exchange Commission and, in connection therewith, to reflect intervening developments with respect to certain information disclosed in Item 8 of the Recommendation Statement. All page references used herein refer to pages in the Recommendation Statement before any additions or deletions resulting from the supplemental disclosures reflected in this Amendment, and capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Recommendation Statement. Underlined text shows text being added to a referenced disclosure in the Recommendation Statement and stricken-through text shows text being deleted from a referenced disclosure in the Recommendation Statement. Except as otherwise set forth below and in Amendment No. 1, the information set forth in the Recommendation Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 4. The Solicitation Or Recommendation.

Item 4 of the Recommendation Statement is amended and supplemented as follows:

1.	In the discussion following the caption “Considerations against and risks associated with the proposed Transactions:”, the last bullet point thereunder (titled “Interests of Insiders.”) on page 25 of the Recommendation Statement is hereby revised and replaced in its entirety by the following:

●	Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, as discussed above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”

2.	In the discussion following the caption “Summary of Piper Sandler’s Financial Analysis – General”, the fourth paragraph thereunder beginning on page 32 of the Recommendation Statement is hereby revised and supplemented and replaced in its entirety by the following:

In connection with Piper Sandler’s services as the financial advisor to the Board, the Company agreed to pay Piper Sandler an aggregate fee of approximately $2.5 million, (i) $750,000 of which was payable upon the rendering of the Piper Sandler Opinion, which was not contingent upon the consummation of the Transaction or the conclusions reached in the Piper Sandler Opinion and (ii) approximately $1.75 million of which is payable contingent upon the consummation of the Transaction. ~~The Company also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with Piper Sandler’s services.~~ The Company also agreed to reimburse Piper Sandler for its reasonable out-of-pocket expenses relating to Piper Sandler’s engagement as such expenses are incurred, subject to Company approval for expenses above a threshold. The Company’s engagement letter with Piper Sandler also included customary indemnification, exculpation and contribution provisions, pursuant to which the Company has agreed to indemnify and hold harmless Piper Sandler and certain of its related persons to the fullest extent lawful from and against any losses, claims, damages, liabilities and expenses asserted by or attributable to any third party, and all actions, inquiries, proceedings and investigations in respect thereof, to which they may become subject, arising out of or in connection with Piper Sandler’s engagement, except to the extent finally judicially determined to have resulted primarily and directly from an indemnified person’s gross negligence, willful misconduct or bad faith.

3.	In the discussion following the caption “Summary of Piper Sandler’s Financial Analysis – Certain Prospective Financial Information”, the first paragraph thereunder beginning on page 33 of the Recommendation Statement is hereby revised and supplemented and replaced in its entirety by the following:

The Company does not, as a matter of course, develop or publicly disclose long-term projections or internal projections of the Company’s future financial performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s evaluation of the Transactions, the Board considered certain non-public unaudited prospective financial information prepared by Company management relating to the Company, which we refer to as the “Projections.” The Projections, which were approved by the Board on October 16, 2023, are detailed below under the caption “The Projections”. The Projections were provided to Piper Sandler for its use and reliance in connection with its financial analyses and opinion summarized above and were also provided to Parent on October 24, 2023 as part of its final confirmatory due diligence.

4.	In the discussion following the caption “Background of the Offer and Merger”, the sentence on page 20 of the Recommendation Statement that starts “On October 16, 2022 . . .” is hereby revised and replaced in its entirety by the following:

On October 16, ~~2022~~2023, the Board executed an action by written consent to approve the Projections, including the Company financial model and financial projections (including underlying assumptions) as management had provided.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Recommendation Statement is amended and supplemented as follows:

1.	The discussion following the caption “(a) Solicitations or recommendations.” on page 36 of the Recommendation Statement is supplemented by adding the following as a new third paragraph immediately following the second paragraph:

Although the information above regarding the Company’s financial advisors is provided for the sake of completeness given their involvement in the process described above under “Item 4. The Solicitation or Recommendation.”, neither Piper Sandler nor Craig-Hallum has been employed, retained or compensated to make solicitations or recommendations to the stockholders of the Company on the Company’s behalf with respect to the Offer.

Item 8. Additional Information.

Item 8 of the Recommendation Statement is amended and supplemented as follows:

1.	The discussion following the caption “(f) Legal Proceedings” on page 44 of the Recommendation Statement is hereby revised and replaced in its entirety by the following:

As of November 30, 2023, the Company is aware of three lawsuits that have been filed by purported stockholders of the Company regarding the Merger.

On November 15, 2023, a purported stockholder of the Company filed a lawsuit in the United States District Court for the District of Delaware captioned Miller v. Miromatrix Medical Inc., et al., Case No. 1:23-cv-01300-UNA. A second substantially similar lawsuit was filed the same day by another purported stockholder of the Company in the same court captioned Williams v. Miromatrix Medical Inc., et al., Case No. 1:23-cv-01301-UNA. A third substantially similar lawsuit was filed on November 28, 2023 by a purported stockholder of the Company in the United States District Court for the Southern District of New York captioned Saproo v. Miromatrix Medical Inc., et al., Case No. 1:23-cv-10384. The aforementioned lawsuits are collectively referred to in this Recommendation Statement as the “Merger Lawsuits.” The Merger Lawsuits name the Company and the members of the Board as defendants and allege that the defendants made materially incomplete and misleading statements about the Merger in violation of Sections 14(d) and 14(e) of the Exchange Act, Rule 14d-9 promulgated thereunder and that each Board member violated Section 20(a) of the Exchange Act. The Merger Lawsuits seek, among other relief, (i) injunctive relief preventing the parties from proceeding with the Merger until the alleged disclosure deficiencies have been remedied; (ii) rescission in the event the Merger is consummated or alternatively rescissory damages; (iii) a declaration that the defendants violated Sections 14 and/or 20(a) of the Exchange Act; (iv) an award of costs, including attorneys’ fees; and (v) an order directing the members of the Board to file a solicitation/recommendation statement on Schedule 14D-9 that does not contain any untrue statements of material fact.

Additional complaints may be filed against the Company, the Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and this Recommendation Statement. If such additional complaints are filed, none of the Company, Parent and/or Purchaser will necessarily announce such additional complaints absent a legal requirement to do so.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2023	MIROMATRIX MEDICAL INC.

	By:	/s/ James Douglas
	Name:	James Douglas
	Title:	Chief Financial Officer